Exhibit 99.1

Bilibili Inc. Announces Completion of US$500 Million Marketed Convertible Senior Notes Offering, Concurrent Equity Placement and Concurrent Delta Repurchase

SHANGHAI, September 9, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the completion of its previously announced offering (the “Marketed Notes Offering”) of US$500 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) and its concurrent repurchase of approximately US$100 million of its Class Z ordinary shares. The Company has also been informed by the relevant financial institutions that the concurrent placement of borrowed Class Z ordinary shares to facilitate hedging by certain investors in the Notes, together with the secondary placement of Class Z ordinary shares by a subsidiary of Tencent Holdings Limited (together with its subsidiaries, “Tencent”), was completed today. The closing of the subscription by Tencent for an additional US$200 million in aggregate principal amount of the Notes and the Company’s repurchase of approximately US$200 million of its shares from Tencent remain subject to independent shareholder approval at an extraordinary general meeting of the Company and other customary closing conditions.

Marketed Notes Offering

The Notes in the Marketed Notes Offering were offered and sold only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) outside the United States in compliance with Regulation S under the Securities Act.

The Notes are senior, unsecured obligations of the Company. The Notes will mature on September 15, 2031, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date at an initial conversion rate of 50.3374 Class Z ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$155.79 per Class Z ordinary share and represents a conversion premium of approximately 28.3% above the closing price of HK$121.40 per Class Z ordinary share of the Company on the Hong Kong Stock Exchange on September 4, 2026) and a premium of approximately 35.0% to the Reference Price, being the clearing share price of the Concurrent Equity Placement (each as defined below) of HK$115.38 per Class Z ordinary share of the Company, and is subject to adjustments customary for such securities. Upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share.

The Notes do not bear regular interest, and the principal amount of the Notes will not accrete.

Concurrent Equity Placement and Concurrent Delta Repurchase

The Company has been informed by the relevant financial institutions that the previously announced concurrent fixed-price placement of an aggregate of 33,351,660 Class Z ordinary shares at HK$115.38 per Class Z ordinary share (the “Reference Price”) was completed today (the “Concurrent Equity Placement”). The Concurrent Equity Placement consisted of (i) 6,976,760 Class Z ordinary shares borrowed from non-affiliate third parties and offered, on a several basis, by certain financial institutions that acted as the initial purchasers in the Marketed Notes Offering (or their respective affiliates) (the “Concurrent Delta Offering”), and (ii) 26,374,900 Class Z ordinary shares offered and sold by a subsidiary of Tencent through a placing agent (the “Tencent Secondary Placement”). All the shares in the Concurrent Equity Placement were offered concurrently to the same category of investors and priced through the same bookbuilding process.

The Company did not issue any new Class Z ordinary shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent received the net proceeds from the Tencent Secondary Placement.

The Company completed its purchase of 6,795,540 Class Z ordinary shares offered in the Concurrent Delta Offering at the Reference Price (the “Concurrent Delta Repurchase”). The Concurrent Delta Repurchase was made pursuant to the Company’s separate special share repurchase program of up to US$300 million for the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase.

Concurrent Tencent Repurchase and Tencent Notes Subscription

As previously announced, Tencent, through its subsidiary, has agreed to subscribe for an additional US$200 million in aggregate principal amount of the Notes on the same terms and at the same initial offering price as the Notes sold in the Marketed Notes Offering (the “Tencent Notes Subscription”). The Company has also agreed to repurchase 13,591,090 Class Z ordinary shares (including in the form of American depositary shares) held by Tencent at the Reference Price concurrently with the closing of the Tencent Notes Subscription (the “Concurrent Tencent Repurchase”). The Company has entered into an agreement with Tencent for the Tencent Notes Subscription and the Concurrent Tencent Repurchase. The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will be concurrent and remain subject to approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by disinterested shareholders present at an extraordinary general meeting of shareholders of the Company (the “EGM”), as well as other customary conditions precedent. The Company expects to convene the EGM in the near future.

Other Matters

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes and the Class Z ordinary shares offered and sold in the Concurrent Equity Placement have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons except pursuant to registration or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Concurrent Tencent Repurchase, Tencent Notes Subscription and the proposed EGM, and there can be no assurance that any of these transactions will be completed or that the required shareholder approval will be obtained.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, whether the Company will complete the Concurrent Tencent Repurchase or the Tencent Notes Subscription, whether the required shareholder approval will be obtained, the timing and outcome of the proposed EGM, descriptions of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com

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